--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 3)


                            SWISS ARMY BRANDS, INC.
                           (NAME OF SUBJECT COMPANY)

                            SWISS ARMY BRANDS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   870827102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS M. LUPINSKI
                            CHIEF FINANCIAL OFFICER
                            SWISS ARMY BRANDS, INC.
                               ONE RESEARCH DRIVE
                           SHELTON, CONNECTICUT 06484
                                 (203) 929-6391

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                           PRISCILLA C. HUGHES, ESQ.
                            MORRISON & FOERSTER LLP
                          1290 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10104-0050
                                 (212) 468-8000

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 3 to the Schedule 14D-9 dated July 23, 2002 (as amended and supplemented, this "Schedule 14D-9") amends and supplements the Schedule 14D-9 as follows:



ITEM 4. THE SOLICITATION OR RECOMMENDATION



     Item 4(a) and Item 4(b) are hereby amended and supplemented as follows:


     (a) Recommendation of the Special Committee.


     At a telephonic meeting held on July 21, 2002, the Special Committee, on behalf of the Company, determined that the transactions contemplated by the Schedule TO, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders (other than the Victorinox Group). The Special Committee, on behalf of the Company, unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. A press release announcing the Special Committee's recommendation of the Offer is filed herewith as Exhibit (a)(3)


     (b) Background; Reasons for the Recommendation of the Special Committee.

BACKGROUND


     Due to the commercial relationships between Victorinox and Purchaser as described in Section I -- "Background of Victorinox's Investment in the Company" and Section III -- "Reasons for the Offer and Merger and Effect," officers and directors of Victorinox (specifically, Charles Elsener, Sr., its Chairman and Chief Executive Officer, and Charles Elsener, Jr., its President) and officers and directors of the Company confer on a variety of business issues on a daily basis. In early January 2000, Peter Gilson, then the Chairman of the Board of Directors of the Company ("Board") and now also its Chief Executive Officer, initiated a general discussion with Charles Elsener, Sr. and Charles Elsener, Jr. regarding the potential advantages, including cost savings, that could be realized if the Company were to "go private" through an acquisition by Victorinox. Charles Elsener, Sr. and Charles Elsener, Jr. indicated at that time that they were not interested in such a transaction. During routine business and product review meetings held in June 2000, in response to Mr. Gilson's query Mr. Charles Elsener Jr. reiterated the fact that Victorinox did not want to proceed with any privatization efforts. A year and a half later, in December 2001, Mr. Gilson, Charles Elsener, Sr. and Charles Elsener, Jr. discussed the possibility of a transaction that would result in Victorinox becoming the 100% owner of the Company. Among the reasons discussed for a transaction were the business relationship between Victorinox and the Company, the avoidance of the costs of SABI being a publicly traded reporting company and the increased financial stability that Victorinox could bring to the Company. During the course of these discussions, Charles Elsener, Sr. and Charles Elsener, Jr. restated their unwillingness to proceed with such a transaction.



     On January 31 and February 1, 2002, Charles Elsener, Jr. attended routine business and product review meetings with the Company at its headquarters in Connecticut. During these meetings, Charles Elsener, Jr. realized that the focus of the Company's management team was moving away from the pocketknife business and towards products not manufactured or sold by Victorinox. Because the Company is Victorinox's single largest customer, Charles Elsener, Jr. felt that this operational shift would have an adverse effect on Victorinox and its business. Charles Elsener, Jr. of Victorinox determined that the challenges to Victorinox's core business in the territories covered by the Company could best be addressed by a company and management team that could have a similar focus and avoid the distractions of public company reporting and other duties. It was at that time that Charles Elsener, Jr. consulted over the telephone with Charles Elsener, Sr. and determined that they should consider Victorinox's options with respect to the Company, including options that might result in a proposal being made to acquire all of the Common Stock not already owned by the Victorinox Group. After this conversation, Charles Elsener, Jr. indicated to Mr. Gilson that they were considering such options on behalf of Victorinox. Charles Elsener, Sr. and Charles Elsener, Jr. determined to consider such options due to their observations and conclusions reached as a result of Charles Elsener, Jr.'s meetings with the Company in early 2002.



     On February 7, 2002, at a meeting of the Board, Mr. Gilson informed the Board that Charles Elsener, Jr. and Charles Elsener, Sr. might be considering various options with respect to Victorinox's investment in the

Company, including options that might result in a proposal being made to acquire all of the remaining Shares not held by the Victorinox Group. The Board thereupon established the Special Committee, comprised solely of non-employee directors, for the purpose of considering any proposal that might be forthcoming, evaluating any such proposal, if made, and representing the interests of the stockholders not affiliated with the Victorinox Group in any negotiations in relation to any such proposal. The Board appointed Messrs. A. Clinton Allen and Robert S. Prather, Jr. to serve on the Special Committee, and they accepted such appointment. The Special Committee was also authorized to retain legal, financial and other advisors in order to assist the Special Committee in its consideration and evaluation of any proposal and was provided with unrestricted access to the Company's officers, members of management and to all information and materials about the Company, and was authorized to provide such access to its legal and financial advisors.


     Pursuant to the authorization of the Board, from February 7, 2002 to February 22, 2002, the Special Committee considered two potential legal and two potential financial advisors. On February 20, 2002 the Special Committee informally engaged Needham & Company, Inc. ("Needham") as the Special Committee's financial advisor. The Special Committee retained Needham to provide an opinion as to the fairness of the offer based upon its experience and expertise as a financial advisor in mergers and acquisitions, Needham's familiarity with companies engaged in brand and apparel retail, and based on its fees which the Special Committee deemed to be competitive. In regularly scheduled business meetings in Switzerland on February 11 and 12, 2002, Charles Elsener, Sr., Charles Elsener, Jr. and Mr. Gilson continued their discussions regarding the possible acquisition by Victorinox of all of the Common Stock not already owned by the Victorinox Group. Over the next few weeks, Needham began its review and analysis of the Company's financial condition. On February 22, 2002, the Special Committee informally engaged Lynch, Brewer, Hoffman and Fink, LLP ("LBHF") to serve as its legal counsel. The Special Committee retained LBHF as its legal advisor based on LBHF's experience as a legal advisor in mergers and acquisitions, its experience with SEC filings, the lack of legal conflicts, and based on its fees which the Special Committee deemed to be competitive. At a telephonic meeting on March 28, 2002, the Special Committee approved the formal engagement of Needham as the Special Committee's financial advisor for financial advisory services and LBHF as legal counsel to the Special Committee.


     At a meeting on April 26, 2002, the Board authorized the Special Committee to agree to a financial advisory fee of up to $250,000, to conduct negotiations with the Victorinox Group with respect to any proposal that the Victorinox Group might make and to consider any alternatives to such proposal.


     At a telephonic meeting on April 30, 2002, counsel to the Special Committee advised the Special Committee concerning several telephone conferences that took place on April 19, 22 and 26, 2002 with counsel to Victorinox, who indicated that Victorinox was interested in acquiring all of the Shares of the Company not already owned by the Victorinox Group at a price of $8.00 per share. Victorinox's counsel had also indicated that Victorinox was not interested in participating in alternative transactions such as selling its interest to a third party or the sale of any portion of the Company's business. On April 30, 2002, Needham advised the Special Committee that it had been evaluating the financial condition and prospects of the Company since it had been informally engaged in February and that, although Needham's analysis was not completed, a price of $8.00 per share was not likely to be considered by Needham to be fair, from a financial point of view, to the Company's stockholders (other than the Victorinox Group). After further discussion, the Special Committee instructed its counsel to communicate that the $8.00 price was not acceptable and to attempt to negotiate an increased price.


     Over the next several weeks, Needham continued its financial review and analysis of the Company, and the Victorinox Group and the Special Committee, through their respective counsel, continued their discussions concerning an acceptable price to be contained in the acquisition proposal.


     At a telephonic meeting on May 24, 2002, counsel to the Special Committee reported to the Special Committee on the discussions held over the prior weeks with counsel to the Victorinox Group and informed the Special Committee that earlier that day, Charles Elsener, Jr. on behalf of Victorinox had indicated that Victorinox would be willing to consider making a proposal to acquire the Shares of the Company not owned by the Victorinox Group for $9.00 per share. Needham updated the Special Committee as to the status of its financial analysis and review of the Company. The Special Committee determined that it needed additional time to consider the $9.00 price and agreed to reconvene on May 28, 2002.

     At a telephonic meeting on May 28, 2002, the Special Committee discussed the possible acquisition of Shares by Victorinox at $9.00 per share. Needham addressed the Special Committee concerning its financial analysis of the Company. The Special Committee and its advisors discussed strategies for obtaining a higher price.


     At a telephonic meeting on June 6, 2002, counsel to the Special Committee reported on the status of negotiations with Victorinox's counsel, including that Victorinox was not prepared to pay more than $9.00 per share for the Shares of the Company not owned by the Victorinox Group. The Special Committee then discussed the financial condition and business of the Company, including the matters described below under Reasons for the Recommendation of the Special Committee. The Special Committee noted that a price of $9.00 per share represented a premium of more than 40% over the then-current share price of the Company.



     From June 7 to June 11, 2002, the Special Committee, through its counsel, continued discussions and negotiations with Victorinox, through its counsel, regarding the structure and other terms that might be contained in a proposal by Victorinox to acquire the Shares of the Company not owned by the Victorinox Group.


     At a telephonic meeting on June 11, 2002, Needham made a presentation to the Special Committee concerning its financial analysis and advised that the price of $9.00 per share, if offered for the Shares of the Company not owned by the Victorinox Group, was fair from a financial point of view to the stockholders of the Company other than the Victorinox Group. The Special Committee then determined that the proposed offer was advisable to, fair to and in the best interests of the stockholders (other than the Victorinox Group) and voted to recommend to the Board that the Board recommend to the stockholders (other than the Victorinox Group) that they tender their Shares should a formal proposal at $9.00 per share be made by Victorinox, provided that the offer required that at least a majority of the Shares not owned by the Victorinox Group be tendered and that any stockholders not tendering their Shares would receive the same $9.00 per share in any subsequent merger.


     On June 12, 2002, the Special Committee received a written proposal from Victorinox to acquire all of the outstanding Shares not held by the Victorinox Group for a cash purchase price of $9.00 per Share in a tender offer by Purchaser to be followed by a merger pursuant to which all Shares not tendered would be automatically converted into the right to receive the same $9.00 per Share price (the "Proposal"). The Proposal was conditioned upon, among other things, the number of shares tendered in the tender offer being a majority of the outstanding Shares not owned by the Victorinox Group and the Board of Directors recommending to stockholders that they accept the tender offer. At a special meeting of the Board on June 12, 2002, the Special Committee made a presentation to the Board concerning the negotiations with Victorinox's counsel and its deliberations concerning the Proposal. Needham made a presentation to the Board concerning its financial analysis and rendered its oral opinion, subsequently confirmed in writing, that, based upon and subject to the assumptions and limitations described in the opinion, the price of $9.00 per share was fair from a financial point of view to the stockholders of the Company other than the Victorinox Group. The Special Committee reported to the Board that, based on the fairness opinion of Needham and its negotiations with Victorinox's counsel, the Special Committee unanimously believed that the Proposal was advisable to, fair to and in the best interests of the stockholders other than the Victorinox Group. The Board discussed the Special Committee's report but decided that it needed more time to consider the Proposal and agreed to adjourn the meeting until June 14, 2002.


     After the meeting adjourned, the respective counsels to Victorinox, the Special Committee and the Company discussed issues related to the structure of the proposed transaction contemplated by the Proposal.

     On June 12, 2002, Victorinox issued a press release describing the terms of the Proposal and filed a copy of the letter containing the Proposal and the related press release with the SEC as an amendment to Victorinox's Schedule 13D and as a Schedule TO.

     On June 12, 2002, the Company also issued a press release indicating its receipt of the Proposal and filed a copy of the press release with the SEC on
Schedule 14D-9. The Company's press release included a description of the Proposal's general terms and indicated that the Proposal was being considered by the Board.

     On or about June 13, 2002, the Company became aware of two lawsuits relating to the Proposal filed in the Court of Chancery of the State of Delaware (the "Initial Stockholder Suits") against the Company, certain of its directors and officers and Victorinox. Each of the Initial Stockholder Suits was filed by a stockholder of the Company on behalf of himself/herself and purportedly on behalf of all stockholders of the Company similarly situated and alleged that, among other things, the proposed $9.00 offer price contained in the Proposal was inadequate and that the named officers and directors had breached their fiduciary duties to the stockholders. On June 17, 2002, the Company issued a press release disclosing the Initial Stockholder Suits and stating the Company's belief that the suits do not state valid claims against the Company or any of its officers or directors. The press release was filed with the SEC as an amendment to Schedule 14D-9 on June 17, 2002. Subsequently, the Company became aware of two additional lawsuits filed against the Company, certain of its directors and officers and Victorinox, one in the Delaware Court of Chancery and one in Connecticut in Superior Court ("Additional Stockholder Suits"). Both Additional Stockholder Suits have asserted claims similar to those made in the Initial Stockholder Suits and, like the Initial Stockholder Suits, were brought by stockholders seeking class action representation and certification on behalf of other stockholders. The Company does not believe that the Additional Stockholder Suits contain valid claims against the Company or any of its officers or directors.

     On June 14, 2002, Needham issued its written opinion that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the price of $9.00 per share was fair from a financial point of view to the stockholders of the Company other than the Victorinox Group. A copy of this fairness opinion is attached hereto as Annex A.

     On June 14, 2002, the Board reconvened its meeting telephonically. Counsel to the Company reported to the Board concerning the Initial Stockholder Suits. The Board felt that, due to the appearance of certain conflicts and interrelationships with Victorinox, certain members of the Board could appear to have a conflict of interest in connection with the Proposal. After further discussion, the Board adjourned the meeting until June 21, 2002.

     During the week of June 14, 2002 through June 20, 2002, counsel to the Special Committee, counsel to the Company and counsel to Victorinox discussed the conditions set forth in the Proposal. During these conversations, Victorinox's counsel informed the Company's counsel that Victorinox was prepared to go forward with its Proposal based on a recommendation of the Special Committee, provided that the tender offer minimum condition be raised from a majority of the non-Victorinox Group stockholders to 90% of the Shares of the Company.

     At a telephonic meeting on June 20, 2002, the Special Committee confirmed their belief that the price of $9.00 per share set forth in the Proposal was advisable to, fair to and in the best interests of the stockholders other than the Victorinox Group.


     On June 21, 2002, the Board reconvened its Special Meeting. After discussion and in order to avoid any appearance of a conflict of interest, the Board authorized the Special Committee to fulfill the Company's obligation under Regulation 14D of the Exchange Act with respect to whether or not to make a recommendation to stockholders in connection with the proposed tender offer. The Special Committee advised the Board that it was prepared to recommend to the Company's stockholders that they tender their shares pursuant to the proposed tender offer subject to the Special Committee's receipt and approval of the Offer to Purchase and related materials, including the terms and conditions of the Offer.



     From June 21, 2002 through July 19, 2002, counsel to Victorinox and counsel to the Company prepared the SEC filings to be made in connection with the Offer. On July 19, 2002, the Special Committee was furnished with the Offer to Purchase in substantially final form, which contained the terms and conditions of the Offer, and drafts of related SEC filings to be made by the Company, also in substantially final form. On July 21, after reviewing the draft filings, including the terms and conditions of the Offer and determining that the terms and conditions of the Offer were acceptable, the Special Committee then authorized its representatives to finalize its recommendation for inclusion in the Schedule 14D-9 to be filed by the Company in connection with the Offer. Between June 21, 2002 and July 21, 2002, the Special Committee did not request that any changes be made to the Offer.


REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE

     In evaluating the Offer, the Special Committee relied upon its knowledge of the business, financial condition and prospects of the Company, and the advice of its financial and legal advisors.

     In reaching its recommendations described above in paragraph (a) of this
Item 4, the Special Committee considered a number of factors, including the following:

     - Market Price and Premium. The Special Committee considered the recent and historical price and the low volume of trading activity of the Shares. In particular, the Special Committee considered that the price of $9.00 per Share to be paid in the Offer represents: (a) a premium of 50.0% when compared to $6.00, the lowest closing price per Share for the 52 weeks immediately prior to the Victorinox Announcement date; (b) a premium of 41.7% when compared to $6.35, the closing price per Share on the day immediately prior to Victorinox's June 12, 2002 announcement of its $9.00 proposal (the "Victorinox Announcement"); (c) a premium of 36.8% when compared to $6.58, the average closing price per Share for the 52 weeks immediately prior to the Victorinox Announcement date; (d) a premium of 12.5% when compared to the initial acquisition price of $8.00 per Share suggested by Victorinox on April 30, 2002; and (e) a premium of 42.2% when compared to $6.33, the three-month average closing price immediately prior to the Victorinox Announcement date.

     - Needham Fairness Opinion and Analysis. The Special Committee considered the Fairness Opinion of Needham, dated June 14, 2002, that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the Offer Price was fair, from a financial point of view, to the holders of Shares, other than the Victorinox Group, as well as the presentation by Needham to the Special Committee at a meeting of the Special Committee held on June 11, 2002, rendering its analysis of the financial terms of the Offer and its valuation analysis of the Company. A copy of such presentation is filed with the Securities and Exchange Commission as exhibit (c)(2) to the Company's Schedule 13E-3 (the "Company's 13E-3"). In addition, a copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Needham is attached as Annex A to this Statement. Stockholders are urged to read the Fairness Opinion and the Company's 13E-3 carefully and in their entirety.

     - Special Committee Formation and Arm's-Length Negotiations. The Special Committee also considered the fact that the Offer and the transactions contemplated thereby were the product of arm's-length negotiations between the Victorinox Group and the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors of the Company) or the Victorinox Group.

     - Minimum Condition. The Special Committee also considered that the Minimum Condition, which can not be waived by the Purchaser, has the effect of requiring that the Offer not be consummated unless the number of Shares validly tendered and not withdrawn, when added to the Shares already owned by the Victorinox Group, constitutes at least 90% ownership in the Company.

     - Offer Price and Merger Consideration. The Special Committee concluded, based on its negotiations with the Victorinox Group, that the Offer Price and Merger consideration represented the highest price that Victorinox would be willing to pay in acquiring the Shares at this time. This determination was the result of the Special Committee's negotiations with the Victorinox Group in an attempt to obtain the highest possible price.

     - Timing of Completion. The Special Committee considered the anticipated timing for the completion of the transactions contemplated by the Schedule TO, including the structure of the transactions as a tender offer for all of the Shares followed by the Merger for any Shares not tendered. The Special

       Committee considered that the tender offer could allow stockholders to receive the transaction consideration promptly. The Offer discloses that the Purchaser will pay the same consideration for Shares in the Merger as paid for Shares tendered in the Offer.

     - Limited Conditions to Consummation. The Special Committee considered that Victorinox has committed in the Offer to consummate the Offer and the Merger subject only to a limited number of conditions (as set forth in Section 1 of the Offer to Purchase, "The Tender Offer -- Terms of the Offer"), with no financing condition. The Special Committee also considered that the Offer does not give Victorinox the ability to waive the Minimum Condition.

     - Strategic Alternatives. The Special Committee considered the percentage of outstanding Shares of the Company owned by the Victorinox Group, the absence of contractual restrictions on additional purchases by the Victorinox Group, and the Victorinox Group's stated unwillingness to pursue a transaction that involved selling its interest or a portion of the Company, all of which led the Special Committee to conclude that soliciting an alternative transaction was not practicable. The Special Committee also considered that the Company is not obligated to pay a termination fee to the Victorinox Group under any circumstances.

     - Transaction Structure. The Special Committee also evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by the Merger. The Special Committee considered that the cash tender offer would give the public stockholders of the Company the opportunity to voluntarily obtain cash for all of their Shares at the earliest possible time, and that the Victorinox Group will complete the Merger and pay the same per Share consideration to be paid in the Offer. The Special Committee considered that the lack of a Merger Agreement would prevent the Company from bringing suit for breach of contract against the Victorinox Group in the event Victorinox were to fail to uphold any of its obligations described in the Offer.

     - Potential Conflicts of Interest. The Special Committee considered the interests of certain Company executives in the Offer and the Merger. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements".

     - Terror Attacks. The Special Committee considered the recent terror attacks on September 11, 2001 in the United States and terror attacks elsewhere and the possibility of such events causing a continuing negative impact on revenues and income. The Special Committee also considered the restrictions on the carrying of knives and other devices such as multi-tools on commercial airliners and the possibility of future similar restrictions and how they believe such restrictions have negatively affected sales of the Company's knife and tool products and that such negative effects might continue.

     - Bank Covenants and Financial Stability. The Special Committee also considered that the Company was not in compliance with covenants under its $16 million credit facility agreements at June 30, 2001 and at December 31, 2001, and at times the Company's compliance with its bank covenants has depended on Victorinox's flexibility in allowing extended payment terms under its distribution agreements with the Company. The Special Committee considered its belief that it is desirable for the Company to become wholly owned by Victorinox because the Company will be more financially stable than the Company is as a stand-alone entity.

     - Liquidity for Stockholders. The Special Committee also considered the historically low volume of trading of the Shares, the limited liquidity in the Shares as a result thereof and the opportunity that the Offer and the Merger provide the stockholders to liquidate their holdings in the Company.

     - Possible Decline in Market Price of Common Stock. The Special Committee also considered the possibility that if a transaction with Victorinox were not completed and the Company remained as a publicly-owned corporation, it is possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the per Share price to be received by stockholders in connection with the Offer and the Merger.

     - Availability of Dissenters' Rights. The Special Committee also considered the fact that dissenters' rights of appraisal would be available to the non-tendering holders of Shares under the DGCL in connection with the Merger.

     - Future Prospects of the Company. The Special Committee also considered the fact that, assuming the Merger is completed, all holders of the Shares (except for the Victorinox Group) whose Shares are purchased in the Offer or converted into the right to receive cash in the Merger will not participate in any future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects, the Special Committee concluded that this detriment was not quantifiable. The Special Committee also concluded that obtaining a cash premium for the Shares now was preferable to enabling the holders of Shares to have a speculative potential future return.

     - Costs of Remaining Public. The Special Committee also considered that maintaining the Company as a public entity is expensive both in terms of actual costs, including providing audited financial statements and other information to stockholders and retaining disinterested directors (approximately $400,000 per year) and the time and attention required of management, whose energies might be better spent on other matters.

     - Exclusive Distribution Agreement. The Special Committee also considered that due to declining pocketknife sales the Company has not been able to meet required minimum purchases of pocketknives for each of the last five years under its exclusive distribution agreement in the United States with Victorinox and, as a result, Victorinox has had the right to terminate this distribution agreement. The minimum purchase requirement equals 85% of the maximum amount of pocketknives purchased by the Company from Victorinox in any prior year. Although Victorinox has given no indication of its intent to terminate this agreement due to the Company's failure to meet the minimum purchase requirement, and for each of the past five years Victorinox has agreed to waive this requirement, the Special Committee considered the potential adverse effect on the business of any termination of this exclusive distribution agreement. In addition, the Special Committee also considered that approximately half of the Company's revenues for 2000 and 2001 were derived from sales of products supplied to the Company by Victorinox.


     The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee, on behalf of the Company, unanimously approved the terms of the Offer and recommended that holders of Shares tender their Shares in the Offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          SWISS ARMY BRANDS, INC.


                                          By:    /s/ THOMAS M. LUPINSKI

                                            ------------------------------------

                                            Name:  Thomas M. Lupinski


                                              Title:   Senior Vice President,
                                                 Chief Financial Officer,
                                                 Secretary and Treasurer



Date: August 20, 2002


                                       S-1